October 26, 2022

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Li Xiao and Frank Wyman

Re:	Teva Pharmaceutical Industries Limited Form 10-K for the Fiscal Year Ended December 31, 2021 filed February 9, 2022 File No. 001-16174

Ladies and Gentlemen:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 13, 2022 to Eli Kalif, Teva’s Executive Vice President and Chief Financial Officer.

For your ease of reference, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Supplemental Non-GAAP Income Data, page 73

1.    We note that you modified your non-GAAP reconciliation in your 2021 Annual and Quarterly Reports to essentially present a full non-GAAP Statement of Income, which is specifically prohibited by Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please confirm that you will revise your future filings to eliminate the full non-GAAP Statement of Income and provide us with a draft of your proposed changes.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will not present a full non-GAAP Statement of Income in its filings for future financial periods. To address the concerns raised by the Staff, the Company will revise its presentation of its non-GAAP financial measures in future filings to substantially reflect the proposed changes to the presentation of the Company’s reconciliation of its non-GAAP financial measures for the years ended December 31, 2021 and 2020 set forth in Exhibit A hereto in connection with future Form 10-K and Form 10-Q filings and as set forth in Exhibit B hereto in connection with future earnings press releases.

* * * * * *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me.

Very Truly Yours,

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited

cc:

David Stark, Executive Vice President, Chief Legal Officer, Teva

Amir Weiss, Senior Vice President Finance, Chief Accounting Officer, Teva

Ross M. Leff, Kirkland & Ellis LLP

Exhibit A

Non-GAAP Net Income and Non-GAAP EPS Data

We present non-GAAP net income and non-GAAP earnings per share (“EPS”) as management believes that such data provide useful information to investors because they are used by management and our Board of Directors, in conjunction with other performance metrics, to evaluate our operational performance, to prepare and evaluate our work plans and annual budgets and ultimately to evaluate the performance of management, including annual compensation. While other qualitative factors and judgment also affect annual compensation, the principal quantitative element in the determination of such compensation are performance targets tied to the work plan, which are based on these non-GAAP measures.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. Investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry. Investors should consider non-GAAP net income and non-GAAP EPS in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

In preparing our non-GAAP net income and non-GAAP EPS data, we exclude items that either have a non-recurring impact on our financial performance or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not excluded, potentially cause investors to extrapolate future performance from an improper base that is not reflective of our underlying business performance. Certain of these items are also excluded because of the difficulty in predicting their timing and scope. The items excluded from our non-GAAP net income and non-GAAP EPS include:

•	amortization of purchased intangible assets;

•	legal settlements and material litigation fees and/or loss contingencies, due to the difficulty in predicting their timing and scope;

•	impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

•

restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants or to certain other strategic activities, such as the realignment of R&D focus or other similar activities;

•	acquisition- or divestment- related items, including changes in contingent consideration, integration costs, banker and other professional fees and inventory step-up;

•	expenses related to our equity compensation;

•	significant one-time financing costs, amortization of issuance costs and terminated derivative instruments, and marketable securities investment valuation gains/losses;

•	unusual tax items;

•	other awards or settlement amounts, either paid or received;

•

other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants or related consulting costs, or other unusual events; and

•	corresponding tax effects of the foregoing items.

The following table presents our non-GAAP net income and non-GAAP EPS for the years ended December 31, 2021 and December 31, 2020, as well as reconciliations of each measure to their nearest GAAP equivalents:

	Year Ended December 31,
	2021	2020
	(U.S. dollars and shares in millions, except per share amounts)
Net Income (loss) attributable to Teva	$417	$(3,990)
Increase (decrease) for excluded items:
Amortization of purchased intangible assets	802	1,020
Legal settlements and loss contingencies	717	60
Goodwill impairment	—	4,628
Impairment of long-lived assets	584	1,918
Other R&D expenses	15	37
Restructuring costs	133	120
Costs related to regulatory actions taken in facilities	23	23
Equity compensation	118	129
Contingent consideration	7	(81)
Gain on sale of business	(51)	(8)
Financial expenses	128	(85)
Share in profits (losses) of associated companies – net	—	(134)
Items attributable to non-controlling interests	(15)	(177)
Other non-GAAP items*	337	114
Corresponding tax effects and unusual tax items	(360)	(745)

Non-GAAP net income attributable to Teva	$2,855	$2,830

Diluted earnings (loss) per share attributable to Teva	$0.38	$(3.64)
EPS difference**	2.20	6.22
Diluted Non-GAAP EPS attributable to Teva**	$2.58	$2.57

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

**

EPS difference and diluted non-GAAP EPS are calculated by dividing the sum of our non-GAAP adjustments and our non-GAAP net income attributable to Teva, respectively, by our non-GAAP diluted weighted average number of shares. The non-GAAP diluted weighted average number of shares for the years ended December 31, 2021 and 2020 were 1,107 million and 1,099 million, respectively.

Exhibit B

Three Months Ended December 31, 2021

(U.S. $ and shares in millions, except per share amounts)

	GAAP	Excluded for non-GAAP measurement												Non-GAAP
		Amortization of purchased intangible assets	Legal settlements and loss contingencies	Impairment of long-lived assets	Other R&D expenses	Restructuring costs	Costs related to regulatory actions taken in facilities		Equity compensation	Contingent consideration	Gain on sale of business	Other non-GAAP items*	Other items
R&D expenses	244				10				5					229
S&M expenses	632	24							8					600
G&A expenses	276								12			20		244
Other (income) expense	(26)										(7)			(19)
Financial expenses	253												25	229
Income taxes	(24)												(178)	153
Gross profit	2,050	165						5	6			75		2,301
Gross profit margin	50.0%													56.1%
Operating income (loss)	78	188	604	183	10	37		5	32	14	(7)	103		1,248
Net income (loss) attributable to Teva	(159)	188	604	183	10	37		5	32	14	(7)	103	(158)	854
EPS - Diluted	(0.14)	0.17	0.54	0.17	0.01	0.03	§		0.03	0.01	(0.01)	0.09	(0.14)	0.77

The non-GAAP diluted weighted average number of shares was 1,108 million for the three months ended December 31, 2021.

Non-GAAP income taxes for the three months ended December 31, 2021 were 15% on pre-tax non-GAAP income.

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

§	Represents an amount less than $0.01

Adjusted EBITDA reconciliation
Net income (loss)	(151)
Add:
Financial expenses	253
Income taxes	(24)
Depreciation	132
Amortization	188

EBITDA	397

Legal settlements and loss contingencies	604
Impairment of long lived assets	183
Other R&D costs	10
Restructuring costs	37
Costs related to regulatory actions taken in facilities	5
Equity compensation	32
Contingent consideration	14
Gain on sale of business	(7)
Other non-GAAP items (excluding accelerated depreciation of $18 million)*	98

Adjusted EBITDA	1,373

*	Includes other items primarily related to the rationalization of our plants and other exceptional events.

Three Months Ended December 31, 2020

(U.S. $ and shares in millions, except per share amounts)

	GAAP	Excluded for non-GAAP measurement												Non-GAAP
		Amortization of purchased intangible assets	Legal settlements and loss contingencies	Impairment of long-lived assets	Other R&D expenses	Restructuring costs	Costs related to regulatory actions taken in facilities	Equity compensation	Contingent consideration	Gain on sale of business		Other non-GAAP items*	Other items
R&D expenses	293				34			6				—		254
S&M expenses	683	31						11				14		627
G&A expenses	327							15				—		312
Other (income) expense	(10)										(5)			(5)
Financial expenses	268												33	235
Income taxes	(22)												(162)	141
Gross profit	2,048	231					7	8				34		2,327
Gross profit margin	46.0%													52.3%
Operating income (loss)	406	262	50	233	34	38	7	40	15		(5)	62	—	1,140
Net income (loss) attributable to Teva	150	262	50	233	34	38	7	40	15		(5)	62	(131)	753
EPS - Diluted	0.14	0.24	0.05	0.21	0.03	0.04	0.01	0.04	0.01	§		0.06	(0.12)	0.68

The non-GAAP diluted weighted average number of shares was 1,100 million for the three months ended December 31, 2020.

Non-GAAP income taxes for the three months ended December 31, 2020 were 16% on pre-tax non-GAAP income.

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

§	Represents an amount less than $0.01

Adjusted EBITDA reconciliation
Net income (loss)	162
Add:
Financial expenses	268
Income taxes	(22)
Share in profits (losses) of associated companies – net	(3)
Depreciation	140
Amortization	262

EBITDA	808

Legal settlements and loss contingencies	50
Impairment of long lived assets	233
Other R&D costs	34
Restructuring costs	38
Costs related to regulatory actions taken in facilities	7
Equity compensation	40
Contingent consideration	15
Gain on sale of business	(5)
Other non-GAAP items (excluding accelerated depreciation of $18 million)*	58

Adjusted EBITDA	1,277

*	Includes other items primarily related to the rationalization of our plants and other exceptional events.

Year Ended December 31, 2021

(U.S. $ and shares in millions, except per share amounts)

	GAAP	Excluded for non-GAAP measurement											Non-GAAP
		Amortization of purchased intangible assets	Legal settlements and loss contingencies	Impairment of long-lived assets	Other R&D expenses	Restructuring costs	Costs related to regulatory actions taken in facilities	Equity compensation	Contingent consideration	Gain on sale of business	Other non-GAAP items*	Other items
R&D expenses	967				15			19					933
S&M expenses	2,429	99						33					2,297
G&A expenses	1,099							43			27		1,029
Other (income) expense	(98)									(51)			(48)
Financial expenses	1,058											128	930
Income taxes	211											(360)	570
Gross profit	7,594	702					23	23			270		8,612
Gross profit margin	48.0%												54.0%
Operating income (loss)	1,716	802	717	584	15	133	23	118	7	(51)	337		4,401
Net income (loss) attributable to Teva	417	802	717	584	15	133	23	118	7	(51)	337	(247)	2,855
EPS - Diluted	0.38	0.72	0.65	0.53	0.01	0.12	0.02	0.11	0.01	(0.05)	0.30	(0.22)	2.58

The non-GAAP diluted weighted average number of shares was 1,107 million for the year ended December 31, 2021.

Non-GAAP income taxes for the year ended December 31, 2021 were 16% on pre-tax non-GAAP income.

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

Adjusted EBITDA reconciliation
Net income (loss)	456
Add:
Financial expenses	1,058
Income taxes	211
Share in profits (losses) of associated companies – net	(9)
Depreciation	528
Amortization	802

EBITDA	3,046

Legal settlements and loss contingencies	717
Impairment of long lived assets	584
Other R&D costs	15
Restructuring costs	133
Costs related to regulatory actions taken in facilities	23
Equity compensation	118
Contingent consideration	7
Gain on sale of business	(51)
Other non-GAAP items (excluding accelerated depreciation of $18 million)*	318

Adjusted EBITDA	4,911

*	Includes other items primarily related to the rationalization of our plants and other exceptional events.

Year Ended December 31, 2020

(U.S. $ and shares in millions, except per share amounts)

	GAAP	Excluded for non-GAAP measurement												Non-GAAP
		Amortization of purchased intangible assets	Legal settlements and loss contingencies	Goodwill impairment	Impairment of long-lived assets	Other R&D expenses	Restructuring costs	Costs related to regulatory actions taken in facilities	Equity compensation	Contingent consideration	Gain on sale of business	Other non-GAAP items*	Other items
R&D expenses	997					37			20			—		941
S&M expenses	2,498	126							36			14		2,322
G&A expenses	1,173								46			12		1,115
Other (income) expense	(40)										(8)			(31)
Financial expenses	834												(85)	918
Income taxes	(168)												(745)	577
Gross profit	7,726	894						23	27			63		8,734
Gross profit margin	46.4%													52.4%
Operating income (loss)	(3,572)	1,020	60	4,628	1,918	37	120	23	129	(81)	(8)	114	—	4,388
Net income (loss) attributable to Teva	(3,990)	1,020	60	4,628	1,918	37	120	23	129	(81)	(8)	114	(1,140)	2,830
EPS - Diluted	(3.63)	0.93	0.05	4.21	1.75	0.03	0.11	0.02	0.12	(0.07)	(0.01)	0.10	(1.04)	2.58

The non-GAAP diluted weighted average number of shares was 1,099 million for the year ended December 31, 2020.

Non-GAAP income taxes for the year ended December 31, 2020 were 17% on pre-tax non-GAAP income.

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

Adjusted EBITDA reconciliation
Net income (loss)	(4,099)
Add:
Financial expenses	834
Income taxes	(168)
Share in profits (losses) of associated companies – net	(138)
Depreciation	545
Amortization	1,020

EBITDA	(2,007)

Legal settlements and loss contingencies	60
Goodwill impairment	4,628
Impairment of long lived assets	1,918
Other R&D costs	37
Restructuring costs	120
Costs related to regulatory actions taken in facilities	23
Equity compensation	129
Contingent consideration	(81)
Gain on sale of business	(8)
Other non-GAAP items (excluding accelerated depreciation of $18 million)*	93

Adjusted EBITDA	4,912

*	Includes other items primarily related to the rationalization of our plants and other exceptional events.